SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration no. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND NINETY NINTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: February 12, 2020. 8:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and VICTÓRIA BARALDI MENDES BATISTA - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.             The Board of Directors received updated information about the Company's financial standing and budget implementation.

II.           The Board of Directors unanimously approved, after hearing the Statutory Audit Committee, the granting of guarantee by Copel for the concession agreement nº 06/2016-ANEEL, of April 7, 2016, to be entered into by and between Copel Geração e Transmissão S.A. and the Brazilian Development Bank - BNDES.

III.         The Board of Directors unanimously granted Copel Geração e Transmissão S.A. with the authorization to request the placement of F.D.A. Geração de Energia Elétrica S.A. under Federal Decree nº. 9,271/2018 to the Ministry of Mines and Energy.

IV.        The Board of Directors unanimously approved, after hearing the Statutory Audit Committee, the concession of a performance bond to Petrobras, by Copel, related to the Contract of Purchase and Sale of Natural Gas for Thermal Power Generation with UEG Araucária, in the interruptible load model.

V.          The Board of Directors unanimously approved the model for the Merit-Based Payment Program.

VI.        The Board of Directors received updated information about the potential sale of Copel Telecomunicações S.A., preliminary reports of “Vendor Due Diligence” and “Valuation”, as well as the drafts of the Public Auction Notice and of the Share Purchase and Sale Agreement.

VII.       The Board of Directors received updated information about business opportunities under evaluation by the Business Development Office.

VIII.     The Board of Directors attended a presentation on the functioning of the Nomination and Evaluation Committee.

IX.        The Board of Directors received a report on the works of the Company's Special Commissions.

X.          The Board of Directors received information about the Sponsorship Policy, focusing on the 2019 results and the prospects for 2020.

XI.        The Board of Directors received a report from the Statutory Audit Committee on various subjects and discussed the topics presented.

XII.       The Board of Directors received a report from the Chief Executive Officer on various corporate subjects.

XIII.     The Board of Directors held an Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO -  Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and VICTÓRIA BARALDI MENDES BATISTA - Meeting Secretary.

This is a free translation of the summary of the minutes of Copel’s 199th Extraordinary Board of Directors’ Meeting drawn up in the Company’s Book no. 11.

VICTÓRIA BARALDI MENDES BATISTA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date February 12, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.